                           NOTIFICATION OF LATE FILING

(Check One): (X)Form 10-K ( )Form 20-F ( )Form 11-K ( )Form 10-Q ( )Form N-SAR

                       For Period Ended: December 31, 2002

PART I-REGISTRANT INFORMATION

GulfWest Energy Inc.
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Full Name of Registrant

Former Name if Applicable

480 N. Sam Houston Parkway East, Suite 300
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Address of Principal Executive Office (Street and Number)

Houston, Texas 77060
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City, State and Zip Code

PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable effort or expense and the registrant  seeks relief pursuant to Rule 12b-25b,  the following should be completed. (Check box if appropriate)

     [X]  (a) The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without  unreasonable effort or expenses;
          (b) The subject annual report,  semi-annual report,  transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
          10-Q, or portion thereof will be filed on or before the fifth calendar day  following  the  prescribed  due  date;  and
          (c) The  accountant's statement or other exhibit required by Rule
          12b25(c) has been attached if applicable.

PART III-NARRATIVE

The  Company is in the  process  of  preparing  its annual  report on Form 10-K;
however,  a subsequent  event that is required to be reported was not  completed and  documented  by the filing date.  To complete this report in a timely manner would have required unreasonable effort and expense on the part of the Company.

PART IV-OTHER INFORMATION

     (1)  Name and  telephone  number  of person  to  contact  in regard to this notification

         Jim C. Bigham, Secretary          281                 820-1919
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                   (Name)               (Area Code)       (Telephone Number)

     (2)  Have all other periodic  reports required under Section 13 or 15(d) of the  Securities  Exchange Act of 1934 or Section 30 of the  Investment
          Company  Act of 1940  during  the  preceding  12  months  (or for such shorter  period that the registrant was required to file such reports)
          been filed? If answer is no, identify report(s). (X)Yes ( )No

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     (3)  Is it anticipated that any significant change in results of operations from  the  corresponding  period  for the  last  fiscal  year  will be reflected  by the  earnings  statements  to be included in the subject report or portion thereof? ( )Yes (X)No

         If so, attach an explanation of the anticipated change, both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

                              GULFWEST ENERGY INC.
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                  (Name of Registrant as Specified in Charter)

has  caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Date:  March 31, 2003                 By /s/Jim C. Bigham
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                                         Jim C. Bigham, Secretary